

TELEFAX

03 AUG 29 AM 7:21



03029631

An: To:	SEC	Datum: Date:	27.08.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Press ReleaseFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

PROCESSED SUPPL
SEP 04 2003
THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

dlw 8/29



VA TECH WABAG

PRESS RELEASE

VA TECH WABAG – Industry Leader in Romania

First co-operation with a local company for civil works as a consortium partner.

The consortium VA TECH WABAG – Hidroconstructia was assigned with the extension of the sewage treatment plant Danutoni in the city of Petrosani. Petrosani counts 65,000 inhabitants and is situated in a mining region of the Romanian Carpates in Transilvania.

The sewage treatment plant of Danutoni is extended by biological wastewater and sludge treatment – for a capacity of 80.000 population equivalents. Additionally the existing plant, which is operational since four years is completely rehabilitated.

The treatment concept comprises traditional mechanical pre-treatment with coarse and fine screen as well as sand and fat removal. The biological wastewater purification is carried out in a two-line aerobic activated sludge plant with a four-line downstream final sedimentation unit. Sludge treatment is carried out by static sludge thickening and two-line gravity belt dewatering. For safety reasons additional sludge drying beds are included.

„This particular plant is characterised by unusual high content of nitrogen in the wastewater. In order to reach the required degradation external carbon sources have to be added ", explains Sales Manager Jürgen Lorz the special challenge VA TECH WABAG is facing.

By the perfect project execution of a precursor project in the region around Petrosani VA TECH WABAG could stand up to the competitors. Nevertheless, the high operational safety and the economic investment and operational costs favoured for VA TECH WABAG as the partner for this project.

„We are the branch leader in Romania. Every order success secures and fortifies this position. Additionally this is our first contract as a consortium with a Romanian civil construction company. This will result in important information on the Romanian market and let us have a look at local companies" illustrates Mr. Lorz the additional advantages for VA TECH WABAG.

+++2003-08-27

For further Information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4591
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 50-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com



VA TECH WABAG is an international systems supplier with a complete range of water and wastewater treatment technologies and a global network of business units. In 2002, VA TECH WABAG achieved sales of EUR 275 m with a work force of about 800 employees.

All press releases of VA TECH WABAG as well as VA TECH can be downloaded on their homepages www.wabag.com and www.vatech.at respectively. They can also be ordered via an automatic info service.

For further Information please contact:
Christian Schmid
Siemensstrasse 89, A-1210 Vienna
Tel: +43/1/25 105-4581
e-mail: Christian.Schmid@wabag.com

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222
e-mail: wolfgang.schwaiger@vatech.at

currycom communications GmbH
Alfred Ruhaltinger
Mariahilferstraße 99
1060 Wien
Tel: +43/1/599 50-515
Mobil: +43/664/3011212
alfred.ruhaltinger@currycom.com

VATECH

TELEFAX

An: To:	SEC	Datum: Date:	26.08.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations		Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at
Betreff: Subject:	**VA Technologie AG – Press ReleaseFiling Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Siderar to implement SteelPlanner® Capacity Planning Optimizer

Confirming its long lasting business relationship with AIS and its SteelPlanner® Supply Chain Optimizers for the metal industry, Siderar has placed an order to AIS for the implementation of the Capacity Planning Optimizer (CPO).

The Capacity Planning Optimizer is part of the Material Flow Coordinator solution from the SteelPlanner® suite. The project aims at providing an efficient and flexible solution for solving the Capacity Planning problem.

With this new implementation, Siderar will be able to define different planning strategies or macro planning rules to be considered on each line. The Capacity Planning Optimizer will solve globally the plant wide Capacity Planning, including alternative flows, considering the following aspects: sales forecast by product type, lines availability calendar, campaigning rules (especially on the cold mills and pickling lines), productivity related to the product mix, and inventory constraints.

The targeted key benefits of this new implementation are:

- Lower and more economic stock mix, given by a accurate synchronization of production lines
- Increased compliance with capacity plan
- Increased user's insight into the Supply Chain Management process
- Higher customer satisfaction with improvement towards on-time deliveries

Since 1998 AIS implemented multiple products from the SteelPlanner® solutions at Siderar including solution packages for the optimization of Continuous Casting facilities ("AlphaPlanner"), for the optimization of rolling mill facilities ("BetaPlanner"), for campaign planning optimization ("BetaPlanner MidTerm") and for capacity planning and cross line schedule synchronization ("Material Flow Coordinator").

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-6501, Fax: +43 732/6980-5685
e-mail: klemens.possart@vai.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

AIS is a leading supplier of planning and scheduling solutions for the Metals Industry with many references of its SteelPlanner® family of products worldwide. Solutions of AIS increase efficiency of expensive heavy equipment by optimizing production schedules. In many cases, return on investment has been less than 6 months. References all over the world confirm the effectiveness and reliability of the SteelPlanner® solutions.

The SteelPlanner® family of Planning and Scheduling solutions are implemented and supported throughout the world through the combined efforts of consultants and integration specialists from headquarters in Linz and Brussels, as well as VAI group companies who are responsible for local support in regional geographic areas.

++++2003-08-26

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1,024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-8501, Fax: +43 732/6980-5686
e-mail: klemens.possart@vai.at